UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 8)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

Exceed Company Ltd.
(Name of the Issuer)

Exceed Company Ltd.
Shuipan Lin

Chen Shuli

Ding Dongdong

Tiancheng Int'l Investment Group Limited

Victory Summit Investments Limited

Windtech Holdings Limited

Wisetech Holdings Limited

RichWise International Investment Group Limited

Eagle Rise Investments Limited

HK Haima Group Limited

Weixin Zhuang

Pan Long Company Limited

Pan Long Investment Holdings Limited

(Names of Persons Filing Statement)

Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G32335
(CUSIP Number)

Exceed Company Ltd. Level 12, China Minmetals Tower 179 Chatham Road South, Tsim Sha Tsui Kowloon, Hong Kong +852 3975 8116

Shuipan Lin
Tiancheng Int'l Investment Group Limited
Ding Dongdong
Pan Long Company Limited
Pan Long Investment Holdings Limited
Chen Shuli

c/o Exceed Company Ltd.
Level 12, China Minmetals Tower
179 Chatham Road South,Tsim Sha Tsui
Kowloon, Hong Kong
T: + 852 3975 8116

Victory Summit Investments Limited

Windtech Holdings Limited

Wisetech Holdings Limited

PO Box 314, 3rd Floor, 18 Fort Street

George Town, Grand Cayman KY1-1104, Cayman Islands

+852 2801 6988

RichWise International Investment Group Limited

Room 4101, Landmark

4028 Jintian Road, Futian District

Shenzhen, P.R. China

+86 755 8283- 998

Eagle Rise Investments Limited

Room 2303, No. 12 Building

6 Dingtaifenghua, Qianhai Road, Nanshan District Shenzhen, P.R. China

86-755-8283-9916

HK Haima Group Limited

Weixin Zhuang

Room 18 Unit A 14/F, Shun On Commercial Building

112-114 Des Voeux Road Central

Hong Kong

86-135-0501-5999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Virginia Tam K&L Gates LLP 44th Floor, Edinburgh Tower The Landmark, 15 Queen's Road Central Hong Kong	Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004, PRC

This statement is filed in connection with (check the appropriate box):

☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ The filing of a registration statement under the Securities Act of 1933.

☐ A tender offer

☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$19,545,858	$2,517.51

*Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $1.78 for 10,980,819 outstanding Shares of the issuer subject to the transaction (the "Transaction Valuation").

**The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,517.51

INTRODUCTION

This Amendment No. 8 (this “Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Exceed Company Ltd., a business company with limited liability incorporated under the laws of the British Virgin Islands, the issuer of the registered ordinary shares, $0.0001 par value (each, a "Share" and collectively, the "Shares") that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Pan Long Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) Pan Long Investment Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands, all of the issued and outstanding shares of which are owned by Parent (“Merger Sub”); (d) Shuipan Lin (“Mr. Lin”), the Company's Chairman and Chief Executive Officer; (e) Tiancheng Int'l Investment Group Limited, which is beneficially owned by Chen Shuli, Mr. Lin’s mother (“Tiancheng”); (f) Ding Dongdong, a director and Executive Senior Vice President of the Company (“Mr. Ding”); (g) Chen Shuli, shareholder of Tiancheng and mother of Mr. Lin; (h) Windtech Investments Limited, a shareholder of the issuer; (i) Wisetech Investments Limited, a shareholder of the issuer; (j) Victory Summit Investments Limited, the company that ultimately controls Windtech Investments Limited and Wisetech Investments Limited; (k) RichWise International Investments Group Limited, a shareholder of the issuer; (l) Eagle Rise Investments Limited, a shareholder of the issuer; (m) HK Haima Group Limited, a shareholder of the issuer and (n) Weixin Zhuang, sole shareholder and director of HK Haima Group Limited (the Filing Persons, with the exception of the Company, are collectively referred to as the “Buyer Group”). This Amendment amends and restates in its entirety information set forth in the Transaction Statement.

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On December 2, 2013, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the "merger agreement"), which included a plan of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands, substantially in the form attached as Appendix 1 to the merger agreement (the "plan of merger"). If the merger agreement is approved and authorized by the Company's shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the "merger"), with the Company continuing as the surviving corporation after the merger. Parent and Merger Sub are currently wholly beneficially owned by Mr. Lin.

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each outstanding Share will be cancelled in exchange for the right to receive $1.78 per Share in cash, without interest and net of any applicable withholding taxes, except for the following excluded Shares (the "Excluded Shares"): (i) Shares beneficially owned by Mr. Lin, Tiancheng, HK Haima Group Limited, Wisetech Holdings Limited, Windtech Holdings Limited, Richwise International Investment Group Limited, Mr. Ding and Eagle Rise Investment Limited (collectively referred to as the “Rollover Shareholders”) and (ii) Shares (the "Dissenting Shares") owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their dissenters’ rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the "BVI Companies Act") (the "Dissenting Shareholders"). Each Excluded Share (other than Dissenting Shares) issued and outstanding immediately prior to the effective time of the merger, will be cancelled and will cease to exist, and no consideration will be delivered with respect thereto. Each Dissenting Shareholder will be entitled to receive only the payment resulting from the procedure in Section 179 of the BVI Companies Act with respect to Shares owned by such Dissenting Shareholder.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including the authorization and approval by an affirmative vote of shareholders representing at least 70% of the Shares outstanding for voting purposes.

The Company has made available to its shareholders a proxy statement (the "proxy statement," a copy of which is attached as Exhibit (a)-(1) to the transaction statement that was filed with the Securities and Exchange Commission on March 21, 2014), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement, together with the plan of merger substantially in the form attached as Appendix 1 to the merger agreement, is attached to the proxy statement as Annex A and is incorporated herein by reference.

On April 16, 2014, the Company adjourned its extraordinary general meeting of shareholders that was called to authorize and approve the proposed merger. The board of directors of the Company had determined that it is in the best interests of its shareholders to adjourn the extraordinary general meeting because Mr. Lin has advised the Company that he requires additional time to obtain his contemplated financing for the proposed merger. Apart from the motion to adjourn, no other business was conducted at the extraordinary general meeting of shareholders on April 16, 2014. The resolutions set out in the notice of the extraordinary general meeting dated March 21, 2014 will be considered and voted on at such time as the adjourned extraordinary general meeting is resumed. The Company intends to resume the adjourned extraordinary general meeting of shareholders as soon as practicable following confirmation from Mr. Lin that the financing is available in an account outside of the Peoples’ Republic of China and available at the closing of the transaction. Mr. Lin had advised the Company that at the time, he expected this would not be later than May 31, 2014.

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On April 30, 2014, the Company filed with the SEC an Annual Report on Form 20-F for the year ended December 31, 2013. The audited financial statements of the Company for the year ended December 31, 2013 are incorporated herein by reference to such Form 20-F (see Item 13 below).

On or about May 8, 2014, the Company mailed to shareholders a transmittal letter dated May 8, 2014 (a copy of which is filed herewith as Exhibit (a)(9)) attaching (a) copies of the press releases issued by the Company on April 14, 2014 and April 16, 2014, respectively, regarding the adjournment of the extraordinary general meeting and (b) a copy of the Company’s Annual Report on Form 20-F for the year ended December 31, 2013.

On June 3, 2014, the Company issued a press release (filed herewith as Exhibit (a)(10)) announcing that it had received the following updated information from Mr. Lin regarding the availability of the financing contemplated to be received by Mr. Lin in order to fund the merger consideration:

•	Mr. Lin anticipates that additional time will be needed to obtain the financing, which will now be reduced by $5 million as a result of the Equity Financing referenced below. He now anticipates that the merger consideration will be available by June 20, 2014. In addition, the Loan Notes with each of Ms. Weixin Zhuang and Mr. Guomin Chen have been replaced with new Loan Notes reflecting (a) the decrease in the aggregate principal amount of loans to $15 million (the “Debt Financing”) and (b) and an obligation by the lenders to fund such Debt Financing to a bank outside of the People’s Republic of China by June 20, 2014. Copies of the new Loan Notes are filed herewith as Exhibits (b)(6) and (b)(7), respectively.

•	Wisetech Holdings Limited and Windtech Holdings Limited, two of the Rollover Shareholders named in the proxy statement, have agreed to invest an aggregate of $5 million in cash in Parent (the “Equity Financing”), which funds will be used to finance a portion of the merger consideration (the Subscription Agreement for the Equity Financing is filed herewith as Exhibit (b)(5)). Mr. Lin has advised the Company that the full amount of Equity Financing is on deposit in accounts outside of the People’s Republic of China and will be available at the closing of the proposed transaction. While Mr. Lin and the Rollover Shareholders will still own 100% of the Company’s outstanding shares (indirectly through Parent) immediately after the merger, because of the Equity Financing, their respectively ownership interests in the Company will be amended as follows:

	Share ownership prior to the merger		Share ownership after the merger
Shareholders	Shares in the Company	%	Shares in Parent	%
Shuipan Lin	12,822,986	38.0%	21,249,952	63.7%
Tiancheng Int'l Investment Group Limited	2,037,053	6.0%	2,037,053	6.1%
HK Haima Group Limited	1,018,527	3.0%	1,018,527	3.1%
Wisetech Holdings Limited	1,583,114	4.7%	2,706,710	8.1%
Windtech Holdings Limited	2,374,670	7.0%	4,060,063	12.2%
RichWise International Investment Group Limited	1,907,180	5.7%	1,907,180	5.7%
Dongdong Ding	100,000	0.3%	100,000	0.3%
Eagle Rise International Limited	300,000	0.9%	300,000	0.9%
Subtotal	22,143,530	65.6%	33,379,485	100.0%
Total Shares issued/to be issued	33,736,313	100.0%	33,379,485	100.0%

The Company intends to resume the adjourned extraordinary general meeting of shareholders as soon as practicable following evidence provided by Mr. Lin to the satisfaction of the independent committee that the full amounts of the Debt Financing and Equity Financing are on deposit in accounts outside of the People’s Republic of China and will be available at the closing of the proposed merger. The Company will give notice to shareholders of the date on which the adjourned extraordinary general meeting will be resumed as soon as a date is selected, and in any event not less than seven calendar days prior to such resumed meeting.

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On or about June 10, 2014, the Company mailed to shareholders a transmittal letter dated June 6, 2014 (a copy of which is filed herewith as Exhibit (a)(11)) attaching a copy of the press release issued by the Company on June 3, 2014.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 1    Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet"

•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

Item 2    Subject Company Information

(a) Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	"Summary Term Sheet—The Parties Involved in the Merger"

(b) Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"The Extraordinary General Meeting—Record Date; Shares Entitled to Vote"

•	"The Extraordinary General Meeting—Record Date; Shareholders Entitled to Vote; Voting Materials"

•	"Security Ownership of Certain Beneficial Owners and Management of the Company"

(c) Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	"Market Price of the Company's Shares, Dividends and Other Matters—Market Price of the Shares"

(d) Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	"Market Price of the Company's Shares, Dividends and Other Matters—Dividend Policy"

(e) Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

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•	"Transactions in the Shares—Prior Public Offerings"

(f) Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	"Transactions in the Shares"

•	"Special Factors—Related Party Transactions"

Item 3    Identity and Background of Filing Person

(a) Name and Address. Exceed Company Ltd. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—The Parties Involved in the Merger"

•	"Annex D—Directors and Executive Officers of Each Filing Person"

(b) Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—The Parties in the Merger"

•	"Annex D—Directors and Executive Officers of Each Filing Person"

(c) Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—The Parties Involved in the Merger"

•	"Annex D—Directors and Executive Officers of Each Filing Person"

Item 4    Terms of the Transaction

(a)-(1)  Material Terms. Not applicable.

(a)-(2) Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet"

•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

•	"Special Factors"

•	"The Extraordinary General Meeting"

•	"The Merger Agreement and Plan of Merger"

•	"Annex A—Agreement and Plan of Merger"

(b) Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

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•	"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting"

•	"The Merger Agreement and Plan of Merger"

•	"Annex A—Agreement and Plan of Merger"

(c) Dissenters’ Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Dissenters’ Rights of Shareholders"

•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

•	"Dissenters’ Rights"

•	"Annex C—BVI Business Companies Act, 2004, as amended—Section 179"

(d) Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement the following caption is incorporated herein by reference:

•	"Provisions for Unaffiliated Security Holders"

(e) Eligibility of Listing or Trading. Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

(a)    Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Special Factors—Related Party Transactions"

•	"Transactions in the Shares"

(b) Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

•	"Special Factors—Purpose of and Reasons for the Merger"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"The Merger Agreement and Plan of Merger"

•	"Annex A—Agreement and Plan of Merger"

(c) Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

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•	"Special Factors—Background of the Merger"

•	"Special Factors—Plans for the Company after the Merger"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"The Merger Agreement and Plan of Merger"

•	"Annex A—Agreement and Plan of Merger"

(d) Agreements Involving the Subject Company's Securities. The information set forth in the proxy statement under the following captions incorporated herein by reference:

•	"Summary Term Sheet—Contribution Agreement"

•	"Summary Term Sheet—Voting Agreement"

•	"Summary Term Sheet—Financing of the Merger"

•	"Special Factors—Background of the Merger"

•	"Special Factors—Plans for the Company after the Merger"

•	"Special Factors—Financing"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"

•	"The Merger Agreement and Plan of Merger"

•	"Transactions in the Shares"

•	"Annex A—Agreement and Plan of Merger"

Item 6 Purposes of the Transaction and Plans or Proposals

(a) Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet"

•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

•	"Special Factors—Purpose of and Reasons for the Merger"

•	"Special Factors—Effect of the Merger on the Company"

•	"The Merger Agreement and Plan of Merger"

•	"Annex A—Agreement and Plan of Merger"

8

(b) (1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—The Merger"

•	"Summary Term Sheet—Purposes and Effects of the Merger"

•	"Summary Term Sheet—Plans for the Company after the Merger"

•	"Summary Term Sheet—Financing of the Merger"

•	"Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger"

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

•	"Special Factors—Purpose of and Reasons for the Merger"

•	"Special Factors—Effect of the Merger on the Company"

•	"Special Factors—Plans for the Company after the Merger"

•	"Special Factors—Financing"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"The Merger Agreement and Plan of Merger"

•	"Annex A—Agreement and Plan of Merger"

Item 7 Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Purposes and Effects of the Merger"

•	"Summary Term Sheet—Plans for the Company after the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

•	"Special Factors—Purpose of and Reasons for the Merger"

(b) Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

•	"Special Factors—Position of the Buyer, Parent and Merger Sub as to the Fairness of the Merger"

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•	"Special Factors—Purpose of and Reasons for the Merger"

•	"Special Factors—Effects on the Company if the Merger is not Completed"

(c) Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Purposes and Effects of the Merger"

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

•	"Special Factors—Position of the Buyer, Parent and Merger Sub as to the Fairness of the Merger"

•	"Special Factors—Purpose of and Reasons for the Merger"

•	"Special Factors—Effect of the Merger on the Company"

(d) Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Purposes and Effects of the Merger"

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

•	"Special Factors—Effect of the Merger on the Company"

•	"Special Factors—Plans for the Company after the Merger"

•	"Special Factors—Effects on the Company if the Merger is not Completed"

•	"Special Factors—Effect of the Merger on the Company's Net Book Value and Net Earnings"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"Special Factors—Material U.S. Federal Income Tax Consequences"

•	"Special Factors—Material PRC Income Tax Consequences"

•	"Special Factors—Material British Virgin Islands Tax Consequences"

•	"The Merger Agreement and Plan of Merger"

•	"Annex A—Agreement and Plan of Merger"

10

Item 8  Fairness of the Transaction

(a)-(b)  Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions incorporated herein by reference:

•	"Summary Term Sheet—Recommendation of the Independent Committee and the Board of Directors"

•	"Summary Term Sheet—Position of the Buyer, Parent, Merger Sub as to the Fairness of the Merger"

•	"Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger"

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

•	"Special Factors—Position of the Buyer, Parent and Merger Sub as to the Fairness of the Merger"

•	"Special Factors—Opinion of the Independent Committee's Financial Advisor"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor"

(c) Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger"

•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

•	"The Extraordinary General Meeting—Vote Required"

(d) Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of the Independent committee and Our Board of Directors"

•	"Special Factors—Opinion of the Independent Committee's Financial Advisor"

(e) Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors"

•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

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(f) Other Offers. The information set forth in the proxy statement under the following caption since incorporated herein by reference:

•	"Special Factors—Background of the Merger"

•	"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

Item 9 Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Opinion of the Independent Committee’s Financial Advisor"

•	"Special Factors—Background of the Merger"

•	"Special Factors—Opinion of the Independent Committee's Financial Advisor"

•	"Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor"

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Special Factors—Opinion of the Independent Committee's Financial Advisor"

•	"Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor"

(c) Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	"Where You Can Find More Information"

The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10 Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Financing of the Merger"

•	"Special Factors—Financing"

•	"The Merger Agreement and Plan of Merger"

•	"Annex A—Agreement and Plan of Merger"

(b) Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Special Factors—Financing"

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(c) Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	"Special Factors—Fees and Expenses"

•	"The Merger Agreement and Plan of Merger—Fees and Expenses"

(d) Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	"Summary Term Sheet—Financing of the Merger"

•	"Special Factors—Financing"

•	"The Merger Agreement and Plan of Merger—Financing"

Item 11 Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"Security Ownership of Certain Beneficial Owners and Management of the Company"

(b) Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	"Transactions in the Shares"

Item 12 The Solicitation or Recommendation

(a) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

•	"Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"

•	"The Extraordinary General Meeting—Vote Required"

•	"Security Ownership of Certain Beneficial Owners and Management of the Company"

(b) Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors"

•	"Summary Term Sheet—Position of the Buyer, Parent, Merger Sub as to the Fairness of the Merger"

•	"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

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•	"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

•	"Special Factors—Position of the Buyer, Parent and Merger Sub as to the Fairness of the Merger"

•	"The Extraordinary General Meeting—Our Board's Recommendation"

Item 13    Financial Statements

(a) Financial Information. The audited financial statements of the Company for the year ended December 31, 2013 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2013 filed on April 30, 2014 (see page F-1 and following pages) and the audited financial statements of the Company for the year ended December 31, 2012 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2012, as amended, originally filed on March 27, 2013 (as amended on September 12, 2013) (see page F-1 and following pages).

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Financial Information"

•	"Where You Can Find More Information"

(b) Pro Forma Information. Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	"The Extraordinary General Meeting—Solicitation of Proxies"

(b) Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet—The Parties Involved in the Merger"

•	"Special Factors—Interests of Certain Persons in the Merger"

•	"Annex D—Directors and Executive Officers of Each Filing Person"

Item 15    Additional Information

The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

*(a)-(1) Proxy Statement of the Company, dated March 21, 2014 (the "proxy statement").

*(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

*(a)-(3) Form of Proxy Card, incorporated herein by reference to the proxy statement.

14

(a)-(4)  Press Release issued by the Company, dated August 19, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 19, 2013.

(a)-(5) Press Release issued by the Company, dated December 2, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on December 2, 2013.

(a)-(6) Press Release issued by the Company, dated March 24, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 25, 2014.

(a)-(7) Press Release issued by the Company, dated April 14, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 14, 2014.

(a)-(8) Press Release issued by the Company, dated April 16, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 16, 2014.

*(a)-(9) Transmittal Letter to the Shareholders of the Company, dated May 8, 2014.

(a)-(10) Press Release issued by the Company, dated June 3, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on June 4, 2014.

*(a)-(11) Transmittal Letter to the Shareholders of the Company, dated June 6, 2014.

*(b)-(1)  Equity Commitment Letter, dated as of December 2, 2013, by and between Mr. Shuipan Lin and Parent.

(b)-(2) Loan Note, by and between Mr. Shuipan Lin and Ms. Weixin Zhuang, dated February 25, 2014 (English translation), incorporated herein by reference to Exhibit 7.07 to the Schedule 13D filed with the Securities and Exchange Commission on February 28, 2014.

(b)-(3) Loan Note, by and between Mr. Shuipan Lin and Mr. Guomin Chen, dated February 25, 2014 (English translation), incorporated herein by reference to Exhibit 7.08 to the Schedule 13D filed with the Securities and Exchange Commission on February 28, 2014.

*(b)-(4) Consent of the Company dated March 13, 2014 to waiver under Equity Commitment Letter, dated as of December 2, 2013 by and between Mr. Shuipan Lin and Parent.

(b)-(5)  Subscription Agreement by and among Wisetech Holdings Limited, Windtech Holdings Limited, and Pan Long Company Limited dated as of June 3, 2014, incorporated herein by reference to Exhibit 7.11 to the Schedule 13D/A filed with the Securities and Exchange Commission on June 5, 2014.

(b)-(6) Loan Note, by and between Mr. Shuipan Lin and Ms. Weixin Zhuang, dated June 3, 2014 (English translation), incorporated herein by reference to Exhibit 7.09 to the Schedule 13D/A filed with the Securities and Exchange Commission on June 5, 2014.

(b)-(7) Loan Note, by and between Mr. Shuipan Lin and Mr. Guomin Chen, dated June 3, 2014 (English translation), incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed with the Securities and Exchange Commission on June 5, 2014.

*(c)-(1)  Opinion of Houlihan Lokey (China) Limited, dated December 2, 2013, incorporated herein by reference to Annex B of the proxy statement.

15

*(c)-(2)  Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the independent committee of the board of directors of the Company, dated December 2, 2013.

*(d)-(1) Agreement and Plan of Merger, dated as of December 2, 2013, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

*(d)-(2)  Contribution Agreement, dated as of December 2, 2013, by and among the Rollover Shareholders and Parent, incorporated herein by reference to Annex E of the proxy statement.

*(d)-(3)  Voting Agreement, dated as of December 2, 2013, by and among the Rollover Shareholders, Parent, and the Company incorporated herein by reference to Annex F of the proxy statement.

*(d)-(4) Limited Guaranty, dated as of December 2, 2013, by Mr.  Shuipan Lin in favor of the Company, incorporated herein by reference to Annex G of the proxy statement.

*(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled "Dissenters’ Rights" in the proxy statement.

*(f)-(2)  Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C of the proxy statement.

(g)  Not applicable.

 * Previously filed.

16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2014

Exceed Company Ltd.

By:	/s/ Jin Jichun
Name:	Jin Jichun
Title:	Chairman of the Independent Committee

/s/ Shuipan Lin
Shuipan Lin

Tiancheng Int'l Investment Group Limited

By:	/s/ Chen Shuli
Name:	Chen Shuli
Title:	Director

/s/ Ding Dongdong
Ding Dongdong

Pan Long Company Limited

By:	/s/ Shuipan Lin
Name:	Shuipan Lin
Title:	Director

Pan Long Investment Holdings Limited

By:	/s/ Shuipan Lin
Name:	Shuipan Lin
Title:	Director

/s/ Chen Shuli
Chen Shuli

Windtech Holdings Limited

By:	/s/ Wong Kok Wai
Name:	Wong Kok Wai
Title:	Director

Wisetech Holdings Limited

By:	/s/ Wong Kok Wai
Name:	Wong Kok Wai
Title:	Director

17

Victory Summit Investments Limited

By:	/s/ Yu Jianming
Name:	Yu Jianming
Title:	Director

RichWise International Investment Group Limited

By:	/s/ Kenry Shi
Name:	Kenry Shi
Title:	Director

HK Haima Group Limited

By:	/s/ Weixin Zhuang
Name:	Weixin Zhuang
Title:	Director

/s/ Weixin Zhuang
Weixin Zhuang

Eagle Rise Investments Limited

By:	/s/ Zenghong Liu
Name:	Zenghong Liu
Title:	Director

18

Exhibit Index

*(a)-(1) Proxy Statement of the Company, dated March 21, 2014 (the "proxy statement").

*(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

*(a)-(3) Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4)  Press Release issued by the Company, dated August 19, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 19, 2013.

(a)-(5) Press Release issued by the Company, dated December 2, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on December 2, 2013.

(a)-(6) Press Release issued by the Company, dated March 24, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 25, 2014.

(a)-(7) Press Release issued by the Company, dated April 15, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 16, 2014.

(a)-(8) Press Release issued by the Company, dated April 16, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 16, 2014.

*(a)-(9) Transmittal Letter to the Shareholders of the Company, dated May 8, 2014.

(a)-(10) Press Release issued by the Company, dated June 3, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on June 4, 2014.

(a)-(11) Transmittal Letter to the Shareholders of the Company, dated June 6, 2014.

*(b)-(1)  Equity Commitment Letter, dated as of December 2, 2013, by and between Mr. Shuipan Lin and Parent.

(b)-(2) Loan Note, by and between Mr. Shuipan Lin and Ms. Weixin Zhuang, dated February 25, 2014 (English translation), incorporated herein by reference to Exhibit 7.07 to the Schedule 13D filed with the Securities and Exchange Commission on February 28, 2014.

(b)-(3) Loan Note, by and between Mr. Shuipan Lin and Mr. Guomin Chen, dated February 25, 2014 (English translation), incorporated herein by reference to Exhibit 7.08 to the Schedule 13D filed with the Securities and Exchange Commission on February 28, 2014.

*(b)-(4) Consent of the Company dated March 13, 2014 to waiver under Equity Commitment Letter, dated as of December 2, 2013 by and between Mr. Shuipan Lin and Parent.

(b)-(5)  Subscription Agreement by and among Wisetech Holdings Limited, Windtech Holdings Limited, and Pan Long Company Limited dated as of June 3, 2014, incorporated herein by reference to Exhibit 7.11 to the Schedule 13D/A filed with the Securities and Exchange Commission on June 5, 2014.

19

(b)-(6) Loan Note, by and between Mr. Shuipan Lin and Ms. Weixin Zhuang, dated June 3, 2014 (English translation), incorporated herein by reference to Exhibit 7.09 to the Schedule 13D/A filed with the Securities and Exchange Commission on June 5, 2014.

(b)-(7) Loan Note, by and between Mr. Shuipan Lin and Mr. Guomin Chen, dated June 3, 2014 (English translation), incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed with the Securities and Exchange Commission on June 5, 2014.

*(c)-(1)  Opinion of Houlihan Lokey (China) Limited, dated December 2, 2013, incorporated herein by reference to Annex B of the proxy statement.

*(c)-(2)  Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the independent committee of the board of directors of the Company, dated December 2, 2013.

*(d)-(1) Agreement and Plan of Merger, dated as of December 2, 2013, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

*(d)-(2)  Contribution Agreement, dated as of December 2, 2013, by and among the Rollover Shareholders and Parent, incorporated herein by reference to Annex E of the proxy statement.

*(d)-(3)  Voting Agreement, dated as of December 2, 2013, by and among the Rollover Shareholders, Parent, and the Company incorporated herein by reference to Annex F of the proxy statement.

*(d)-(4) Limited Guaranty, dated as of December 2, 2013, by Mr.  Shuipan Lin in favor of the Company, incorporated herein by reference to Annex G of the proxy statement.

*(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled "Dissenters’ Rights" in the proxy statement.

*(f)-(2)  Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C of the proxy statement.

(g)  Not applicable.

* Previously filed.

20